Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months
	Ended
	June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Income (loss) from continuing operations before adjustment
for non controlling interest	(6,275)	(39,288)	(48,665)	(18,429)	(3,472)	(2,167)
Add back:	5,743	40,679	44,676	13,279	—	—
Fixed Charges	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Deduct:	—	—	—	—	—	—
Equity in (earnings) loss of equity investees	—	(230)	85	(175)	589	93
Capitalized interest	—	—	—	—	—	—
Earnings as Defined	(532)	1,161	(3,904)	(5,325)	(2,883)	(2,074)

Fixed Charges
Interest including amortization of deferred
financing fees	5,743	40,679	44,676	13,279	—	—
Capitalized interest	—	—	—	—	—	—
Interest portion of rent expense	—	—	—	—	—	—
Fixed Charges	5,743	40,679	44,676	13,279	—	—
Ratio of Earnings to Fixed Charges	(a)	(a)	(a)	(a)	(a)	(a)
Preferred dividends	—	—	—	—	—	—
Combined Fixed Charges and Preferred Dividends	5,743	40,679	44,676	13,279	—	—
Ratio of Earnings to Combined Fixed Charges and	-0.09	0.03	-0.09	-0.40
Preferred Dividends	(b)	(b)	(b)	(b)	(b)	(b)

(a) Due to the loss from continuing operations, the ratio coverage was less than 1:1 for the six months ended June 30, 2017 and the years ended December 31, 2016, 2015, 2014, 2013 and 2012. We would have needed to generate additional earnings from continuing operations of $6.3 million, $39.5 million, $48.6 million, $18.6 million, $2.9 million and $2.1 million for the six months ended June 30, 2017, and the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively to acheive a coverage ratio of 1:1.

(b) Due to the loss from continuing operations, the ratio coverage was less than 1:1 for the six months ended June 30, 2017 and the years ended December 31, 2016, 2015, 2014, 2013 and 2012. We would have needed to generate additional earnings from continuing operations of $6.3 million, $39.5 million, $48.6 million, $18.6 million, $2.9 million and $2.1 million for the six months ended June 30, 2017, and the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively to achieve a coverage ratio of 1:1.